FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

TRADING POLICY OF SECURITIES ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Approved at a meeting of the Company's Board of Directors held on February 6th, 2020.

TRADING POLICY OF SECURITIES ISSUED BY

 COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

I.   Purpose

1.1. The present Policy for Trading Securities Issued by Companhia Brasileira de Distribuição, prepared pursuant to CVM Standard 358, is intended to set forth standards and procedures that must be complied with in any trading of securities issued by the Company, or referenced thereto, by Persons Bound, in order to ensure compliance with good conduct practices and to prevent the inappropriate use of Privileged Information.

II.    Definitions

2.1. On performing and construing this Policy of Trading Securities Issued by the Company, the following terms shall have the meanings explained beside them:

Controlling Shareholder

shareholder or group of shareholders bound by a shareholders’ agreement or under common control, which holds control, direct or indirect, over the Company, under Law No. 6,404/76 (the Brazilian Corporations Act), and subsequent amendments.

Management Members	the Executive Officers and members of the Board of Directors, both acting members and alternates, of the Company.
Material Fact or Act

any (i) decision of the Controlling Shareholders; (ii) resolution of the general meeting or of the Directors; or (iii) any other administrative, technical, business or economic-financial act or fact that occurred or is related to the Company's business that may have a significant influence on: (a) the price of securities issued by the Company or to them referenced; (b) investors' decision to buy, sell or hold such securities; or (c) the decision of the investors to exercise any rights inherent to the condition of holder of securities issued by the Company or referenced thereto.

B3	the major Brazilian stock exchange known as B3 – Brasil, Bolsa, Balcão.
Stock exchanges

it means the new Brazilian stock exchange, so-called B3 S.A. - Brazil, Bolsa, Balcão, as well as any other stock exchanges or organized trading markets in which the Company has Securities admitted to trading.

BTC	BTC Custodian Securities Bank, which is a securities lending service, upon the provision of guarantees, offered by B3 stock exchange through an electronic system.
Company	the Brazilian corporation known as Companhia Brasileira de Distribuição (“CBD”);
Members of the Audit Committee	the members of the Company’s Audit Committee, both acting and deputy ones, when established, who are elected by resolution of the Company’s Shareholders’ General Meeting.
Disclosure and Trading Committee

the committee responsible for providing the Corporation’s Investor Relations Officer with assistance, and it was created with the purpose of supporting such IR Officer to perform his/her functions before CVM (CVM is the Brazilian Stock and Exchange Agency).

CVM	the Brazilian Securities and Exchange Agency
Investor Relations Officer

the Company’s Executive Officer responsible for providing information both to the investors, to CVM, and to the Stock Exchanges, as well as for updating the documents and due measures before CVM so that the Corporation is kept listed in the stock exchange as an open corporation.

Former Members of the Management	Management Members who no longer belong to the Company's management, pursuant to item 4.5 of this Trading Policy.
Privileged Information	every Material Act or Fact not yet disclosed to the public.
CVM Standard 358	the Standard of the Brazilian Securities and Exchange Agency No. 358 of January 3, 2002, as amended.

Brazilian Law No. 6.404/76	Law No. 6,404, of December 15, 1976, as amended.
Blackout Period

any and all periods in which there is an impediment to the trading of Securities by regulatory determination or this Trading Policy, as well as a result of any report by the Investor Relations Officer.

Related People

individuals related to Persons Bound as a result of the following circumstances: (i) the spouse, from whom one is not separated by a court decision, (ii) the common-law spouse; (iii) any dependent included in the individual’s annual income tax return; and (iv) companies directly or indirectly controlled by the Persons Bound or by the Related People.

Persons Bound

(i) the Company itself, (ii) the Controlling Shareholders, Management Members, Fiscal Council Members, Former Management Members, and members of any bodies with technical or advisory functions of the Company created by statutory provision, (iii) Company employees who have permanent or random access to Privileged Information; (iv) third parties hired by the Company who, in relation to the activities performed by the Company, have permanent or random access to Privileged Information; and (v) any person who, by virtue of his or her position, function or duty in the Company, the Controlling Companies, the Subsidiaries and Affiliate Companies, who have (i) expressly adhered to this Trading Policy and are required to comply with the rules described herein; and (ii) permanent or random access to Privileged Information, as well as others that the Company deems necessary or convenient, as that may be appointed as a Person Bound in consonance with item 3.5 below.

Stock Option Plan	general plan for the granting of stock options issued by the Company approved by the Company's general shareholders' meeting, as existing from time to time.
Individual Investment Plan

personal investment plan through which a Bound Person undertakes in a voluntary, irrevocable and irreversible manner to invest or disinvest in Securities on pre-scheduled dates or periods, pursuant to sections 15 and 15-A of CVM Standard No. 358.

Trading Policy	this Trading Policy of Securities issued by the Company.
Advisory Services	provision of advisory, assistance or any sort of consultancy services on investment on Securities.
Affiliate Companies	the companies in which the Company has significant influence, without controlling it, pursuant to paragraphs 1, 4 and 5 of article 243 of Law 6,404/76 and their subsequent amendments.
Controlled Companies

companies in which the Company, directly or through other companies, holds interests as a shareholder that guarantee, on a permanent basis, that the Company has predominance in the corporate resolutions and the power to elect a majority of the management members.

Controlling Companies

companies that control the Company, whether directly or indirectly, which currently enjoy such status or may enjoy it in the future pursuant to Brazilian Law No. 6,404/76 and its subsequent amendments.

Contract of Adhesion

the contract of adhesion to this Trading Policy, to be signed by the Persons Bound, according to the sample form contained in Annex I to this Trading Policy, through which they declare to be aware of the rules contained in the Trading Policy, undertaking the obligation to comply with them and to ensure that these rules are complied with by persons under their influence.

Securities	all securities that are listed in the Act nº 6.385/1976, article 2,as amended, that are issued by the Company, or referred to them.

III.    Persons to whom the Trading and Adhesion Policy applies

3.1.                 The obligations set forth in this Trading Policy reach, for the purpose of express adherence, the Persons Bound.

3.2.                 The Persons Bound shall expressly adhere to this Trading Policy by signing the suitable Contract of Adhesion, according to Annex I.

3.3.                 The Company shall keep, at its headquarters, a list of all persons that had undersigned such Contract of Adhesion, with their corresponding personal or corporate full registration data, position or function, address, and enrollment number with the Brazilian Corporate Taxpayers’ Roll (CNPJ) or with the Brazilian Individual Taxpayers’ Roll (CPF), both of the Brazilian Ministry of Treasury.

3.3.1.  If the shareholder who undersigns the Contract of Adhesion is resident or domiciled abroad (not in Brazil), the Company shall maintain at its head offices the name or corporate name and the Individual Taxpayer's Registry (CPF No.) or the National Registry of Legal Entities (CNPJ) of its proxy or legal representative in Brazil.

3.3.2.   Whenever changes or alterations are made to the individual or personal data, the persons bound by the Contract of Adhesion shall immediate inform the Company about such alterations, by informing them to the Investor Relations Officer, who shall update and keep them always available to CVM.

3.4.                 The Contracts of Adhesion shall remain on file at the Company’s headquarters for as long as the signatories thereto keep bound to the Company, and, at least for five (5) years after the date a signatory leaves the Company or ceases to be bound thereto.

3.5.                 The Company may request third parties, including service providers, to adhere to the terms of this Trading Policy, even if temporarily, and the Investor Relations Officer is responsible for providing each department of the Company with advice and reporting about the necessity of adhering to this Policy by persons who, by virtue of the activities rendered to the Company, or else by virtue of their position, function or role in the Company, are rated as Persons Bound by the respective department.

IV.   Bans on the Trading of Securities

4.1.                                     Blackout Period

4.1.1.  The Persons Bound and the Company may not trade in Company's Securities during the Trading Blackout Periods and shall maintain such determination under strict secrecy.

4.2.                                     Restriction within a Pending Release of a Material Act or Fact

4.2.1.   Trading of Securities by the Company and the Persons Bound who have or presumably may have knowledge of Privileged Information is forbidden until it is disclosed by the Company to the market pursuant to CVM Standard 358.

4.2.1.1.  The restriction under item 4.2.1 above shall also be valid in the event of an to undertake a merger, split-off or split-up, consolidation, transformation or corporate reorganization of the Company.

4.2.1.2.   The Persons Bound and the Company are also forbidden from trading Securities if they are aware of a material act or fact not disclosed to the public and which involves any other company, and that may be typified as a Material Act or Fact of the Company, including its affiliates, competitors, suppliers, and customers.

4.2.1.3.    The same prohibition provided for in section 4.2.1. is applicable to anyone who has knowledge of Privileged Information not yet disclosed to the market, especially to those who have a business or professional relationship, or relationship of trust with the Company, such as independent auditors, securities, consultants and organizations that are members of the distribution system, who are responsible for verifying the effective disclosure of information prior to any trading of Securities issued by the Company. The Persons Bound who have shared Privileged Information with those mentioned in this section 4.2.1.3 shall ensure that they are aware of such prohibition.

4.2.2.   The restrictions stipulated for the sake of example in this section 4.2 shall be kept even after release of the Material Act or Fact if any trade with Securities conducted by Persons Bound and the Company might cause any kind of loss to the Company and/or its shareholders, or even impair the Company's business conditions connected with the Material Act or Fact.

4.3.                                     Restriction Before the Release of the Company’s Quarterly Statements and Standardized Financial Statements

4.3.1.  No Securities may be traded by Bound Persons or by the Company within the period of fifteen (15) days prior to release of the quarterly statements (QS) and the Financial Statements (FS), as well as on the day of the release.

4.4.                                     Restrictions connected to the Purchase or Sale of Shares Issued by the Company Itself

4.4.1.     The Controlling Shareholder and the Managers cannot trade shares issued by the Company when (a) the Company itself, its Controlled Companies, Affiliate Companies or other company under the common control are in the course of acquiring or selling shares issued by the Company; or (b) the Company itself or the other organizations mentioned in item (a) above grant an option or a mandate for acquisition or sale of shares issued by the Company.

4.4.2.     In the event of execution of any agreement or contract intended for the transfer of stock control, or if one has granted a stock option or mandate to such end, and if there exists an intention to conduct a merger, split-off or split-up, consolidation, transformation or any other sort of corporate reorganization, and before the transaction is made public through the announcement of a Material Fact, the Company’s Board of Directors may not resolve on the acquisition or sale of shares issued by itself.

4.4.3.   If, following the approval of an acquisition or the sale, by the Company, of shares issued by it, any fact involving the situations provided for by item 4.4.2. above, the Company shall immediately suspend such transaction until the corresponding Material Act or Fact has been released.

4.4.4.    The Persons Bound who are beneficiaries of the Company's Stock Option Plan may not carry out any operations with derivatives that nullify or mitigate their economic exposure to shares issued by the Company, while they are subject to the Blackout Periods.

4.5.                                     Restrictions Applicable to Former Management Members

4.5.1.  Former Management Members no longer belonging to the management of the Company are not allowed to trade Securities before the public release of a Material Act or Fact concerning a business or a fact initiated during their term of office

(i)       for a period of 6 (six) months after their termination; or (ii) prior to the disclosure to the market, by the Company, of the Material Act or Fact regarding a business or fact started during his/her management period, whichever occurs first.

4.6.                                     Disclosure of Trading performed

4.6.1.     The Management Members, Fiscal Council Members and members of any bodies with technical or advisory functions created by statutory provision shall report to the Company, in its own name or on behalf of Related People, the ownership and trading of Securities issued by their Controlled Companies/Subsidiaries or Controlling Companies (in both cases, provided that they are public companies) or by the Company itself, by sending to the Investor Relations Officer the report, in accordance with the model provided in Annex II, pursuant to article 11 of CVM Standard 358, on the first business day after the investiture of the position and within 5 (five) days after each trading of Securities.

4.6.2.     Without prejudice of the obligations arranged in CVM’s Instruction 358, article 12, the Controlling Shareholder and persons related to him/her/it shall inform the Company of the ownership and the trading of Securities issued by the Company, by sending to the Investor Relations Officer the report, in accordance with the model provided in Annex II, pursuant to article 30 of the Novo Mercado Rules, on the first business day of each month.

V.   Indirect Trading, Lending of Shares, and Advice

5.1.  Indirect Trading

All the restrictions and obligation of communications contemplated in this Trading Policy shall also apply to the transactions made by Persons Bound where such trades are made through:

(i)    a controlled company;

(ii)     third parties with whom they have executed any agreement for the management of securities portfolio or trust business; or

(iii)      Persons Bound or any persons who have had access to Privileged Information from any of the persons not allowed to trade, when they know that it has not been released to the market yet.

Transactions executed by investment funds of which the persons above are members shall not be deemed to be indirect trading, and shall thus be free from the ban stated in this Trading Policy, provided that:

(i)  the trading decisions made by the manager of such investment fund may not, by any means, be influenced by their respective shareholders or partners; and

(ii)  the investment funds are not exclusive.

5.2.  Transactions involving Lending of Shares

Except as otherwise provided by any amendments to the applicable regulation and/or the restatement of an understanding to the contrary by CVM and/or Stock Exchanges, this Trading Policy shall fully apply to transactions involving the lending of shares issued by the Company that may be executed by Persons Bound, who shall be registered before BTC and observe the procedures stipulated by B3, in that any loan taken out other than with BTC shall be restricted, except as expressly authorized by the Company’s Investor Relations Officer.

5.3.  Advisory Services

Counseling by Persons Bound, whether for consideration or free of charge, shall be limited to (i) periods in which Persons Bound are not aware of any information relating to a Material Act or Fact not yet disclosed; and (ii) those cases in which such advice is not related to any Material Act or Fact not yet disclosed to the market.

VI.   Authorized Trading of Securities, Exceptions to Restrictions

6.1.  All of the restrictions stipulated in sections “4.1”, “4.2”, "4.3.1.", “4.4.1” and “4.5” of Chapter IV above shall not apply to Controlling Shareholders, Management Members, Fiscal Council Members, and members of any bodies with technical or advisory functions of the Company created by statutory provision, or anyone by virtue of his or her position, function or duty in the Company, the Controlling Companies or  the Subsidiaries, that have knowledge of any information classified as a Material Fact or Act regarding transactions performed exclusively within the scope of the Personal Investment Plan, filed in advance with the Company’s Investor Relations Board office, provided that the criteria stated in this Trading Policy (in particular, those described in section "7.1" below) and in CVM Standard 358 are complied with.

6.2.  Particularly regarding the ban on trading as set forth in section “4.2.1” above, it shall not apply to the purchase of shares issued by the Company held in treasury stock, through private trading, resulting from the exercise of a stock option involving shares issued by the Company, by the beneficiary of the Securities Option Plan or when it comer to conferring Securities to managers, employees or service providers, pursuant to a stock-based long-term incentive plan previously approved by a general meeting.

VII.    Individual Investment Plan

7.1.   The Personal Investment Plan is a written document through which anyone listed in item 6.1 above undertakes in a voluntary, irrevocable and irreversible manner to invest or disinvest in Securities on pre-scheduled dates or periods, pursuant to Sections 15 and 15-A of CVM Standard No. 358. The Individual Investment Plans will be duly filed with the Company before the Investor Relations Department before any negotiations are carried out, and they must comply with the following specifications:

(i)     prior to the filing of Personal Investment Plans, one shall approve a schedule setting specific dates for release of the Company’s Quarterly Statements Forms (QSFs) and Standardized Financial Statements (SFSs);

(ii)     the exclusive purpose thereof shall be to subscribe or purchase shares of the Company, and the subsequent sale thereof;

(iii)    it may not include the Company as a party thereto;

(iv)     it may not be filed during (a) the period wherein they were individually aware of any Material Act or Fact still to be disclosed to the market, and (b) within fifteen (15) days before release of the Quarterly Statements Forms (QSFs/ITR) and Standardized Financial Statements (SFSs/DFP);

(v)       it shall provide a prior period of at least  six (6) months for the Individual Investment Plan or any amendments or cancelation to it become effective;;

(vi)     it shall be established for an effective term of at least twelve (12) months, and if no amendment is made, one shall consider it to be automatically renewed for an equal period of time;

(vii)     it shall establish the irrevocable and irreversible commitment of those participating in the Personal Investment Plan towards investing and/or disinvesting amounts stipulated in advance, on the dates therein stated, by mentioning (i) the volume (a) of personal funds they intend to invest in Securities or (b) Securities in which they intend to invest and/or disinvest in the period; and (ii) the respective type, kind and class, as the case might be, of such Securities;

(viii)         it shall establish the obligation of those participating in the Personal Investment Plan to return to the Company any losses avoided or earnings obtained in trading Securities of the Company, resulting from any change in the dates of release of the Quarterly Statements Forms (QSFs) and Standardized Financial Statements (SFSs), assessed through reasonable criteria to be defined in the very Personal Investment Plan;

(ix)    will be previously submitted to the Company's Disclosure and Trading Committee, which will be responsible for reviewing the Individual Investment Plans submitted to it, in order to safeguard and ensure the compliance with the purposes of this Trading Policy, being of responsibility of the Board of Directors verify, at least biannually, the adherence to the negotiations requested by the participants of the Individual Investment Plans.

7.2.  Participants are prohibited from: (i) simultaneously maintaining more than one Individual Investment Plan in force; and (ii) carrying out any operations that nullify or mitigate the economic effects of the operations to be determined by the Individual Investment Plan.

VIII.                            Disclosure and Trading Committee

8.1         The Company will have a Disclosure and Trading Committee composed of 5 (five) members, who will hold the following positions in the Company:

a.    Chief Executive Officer;

b.    Deputy Chief Financial Officer;

c.    Investor Relations Officer;

d.    Press Officer; and

e.    Chief Legal Officer (General Counsel).

8.2         The Disclosure and Trading Committee will operate as a supporting department to the Company’s Investor Relations Officer, assisting him/her in the performance of his/her duties before CVM.

8.3          The Disclosure and Trading Committee will meet whenever it is called either by the Company’s Investor Relations Officer or by any of its members, being certain that all decisions by the Disclosure and Trading Committee shall be made by the majority of its members, notwithstanding the privileges that may be assigned to the Corporation’s Investor Relations Officer both by this Trading Policy and by the applicable standards in force.

8.3.1.              The meeting calls shall be made by electronic communication within the time in advance as the issues in the Agenda allow so, and the meetings can be held by conference call, videoconference, or by any other electronic communication means.

8.4.        The key responsibilities of the Disclosure and Trading Committee shall be, within the scope of this Trading Policy:

(i)  to assist the Board of Directors in reviewing the new Personal Investment Plans of the Persons Bound, in order to safeguard and guarantee the fulfillment of the purposes of this Trading Policy; and

(ii)  to support the Investor Relations Officer in issues he may submit to the Committee within the scope of this Trading Policy.

IX.     Violations and Sanctions

9.1.               Any violations of this Trading Policy verified by the Persons Bound shall be immediately reported to the Company's Investor Relations Officer.

9.1.1.                Without prejudice to the applicable sanctions under the legislation in force to be applied by the competent authorities in case of violation of the terms and procedures set forth in this Trading Policy, the Persons Bound responsible for breaking any of the provisions set forth in this Trading Policy hereby undertake to compensate the Company and/or the Persons Bound, in full and without any limitation, for every and any losses that the Company and/or the Persons Bound may incur and that are resulting, whether directly or indirectly, from such noncompliance, and the Corporation may, at its sole discretion, adopt any corrective measures and/or disciplinary sanctions against violators.

X.       Effective Term

10.1.           This Trading Policy shall become effective on the date it is approved by the Board of Directors, and shall remain effective for an indefinite period of time, until the Company’s Board of Directors may decide otherwise.

XI.       Amendments

11.1.          Upon decision by the Board of Directors, the Company's Trading Policy may be amended in the following cases: (i) upon an express determination by CVM for that purpose; (ii) upon any change in the applicable laws and standards so as to implement the required adjustments thereto; and (iii) whenever the Board of Directors, along the routine efficiency evaluation of all adopted processes, may find any need to make amendments hereto.

11.2.           Any amendment to the Company's Trading Policy shall be immediately reported to CVM and to the Stock Exchanges by the Investor Relations Officer, as required by the applicable standards, as well as to the persons that have agreed and adhered to the Trading Policy, and such amendments shall become effective to the parties as every party becomes aware of the new changes performed.

11.3.            This Trading Policy cannot be changed pending a Material Fact not yet disclosed.

XII.        Final Provisions

12.1.             The Investor Relations Officer will be the Executive Officer responsible for implementing the procedures required to comply with and to follow up the standards set forth by the Trading Policy.

12.1.1.               Any queries on the provisions of this Company's Trading Policy or about how the provisions thereof should be applied must be addressed directly to the Investor Relations Officer, who will provide with the due clarification or guidance.

12.2.            The Investor Relations Officer shall be the Officer responsible for issuing the alert bans regarding the blackout period, in the cases provided for in CVM Standard No. 358, in this Trading Policy and in the Company's Disclosure Policy.

12.3.            This Trading Policy applies to the Persons Bound as of the signature of the Contract of Adhesion, without prejudice to the rules of CVM Standard 358 applicable to the Persons Bound, even if they have not signed the Contract of Adhesion.

12.4.              The effectiveness of this Trading Policy will be submitted to a regular follow-up by the Disclosure and Trading Committee, which will request, whenever it deems necessary, that this Policy is reviewed and assessed by the Corporate Governance, Sustainability, and Innovation Committee and appreciated by the Company’s Board of Directors.

Annex I to the Trading Policy of Securities Issued by Companhia Brasileira de Distribuição

CONTRACT OF ADHESION OF THE TRADING POLICY FOR SECURITIES ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Hereby, [name or corporate name], [full registration data], with address at [address], as [position or controlling shareholder] of Companhia Brasileira de Distribuição, hereby acknowledges that he/she/it is aware of the Trading Policy of Securities Issued by the Company, as approved at a meeting of the Board of Directors held on February 6th, 2020, and undertake to comply with all terms and conditions of such document, as well as any of its further amendments, as duly published in the Company’s Investor Relations electronic page.

[Place], [date] [Signatory]

Witnesses:

1. Name: ID Card (RG): Taxpayers' ID (CPF):	2. Name: ID Card (RG): Taxpayers' ID (CPF):

Annex II to the Trading Policy of Securities issued by Companhia Brasileira de Distribuição

INDIVIDUAL FORM

Trading by Management Members and Persons Bound - Art. 11 - CVM Standard No. 358/2002

Trading by Controlling Shareholder and Persons Bound - Art. 30 of the "Novo Mercado" stock exchange Regulation

In ....... (month/year)

(  ) only the following securities and derivatives transactions took place pursuant to article 11 of CVM Standard No. 358/2002 and article 30 of the "Novo Mercado" stock exchange Regulation, as applicable.

(  ) transactions with securities and derivatives were not performed, pursuant to article 11 of CVM Standard No. 358/2002 and article 30 of the "Novo Mercado" stock exchange Regulation, as applicable, and I hold the following Securities and derivatives positions.

Name of the Company / Subsidiary Company / Controlling Company[1]
Name[2]:						Tax Id. (CPF/CNPJ):
Registration data:
Group	( ) Controlling entity	( ) Board of Directors	( ) Board of Exec. Officers		( ) Fiscal Council	( ) Technical or Advisory Bodies

Opening balance

Security/ Derivative	Characteristics of Securities[2]				Quantity	share %
						Same Species/ Class	Total

Transactions in the Month

Security/ Derivative	Characteristics of Securities[3]	Intermediate	Operation	Day	Quantity	Price	Volume (R$) [4]

Closing Balance

Securities/ Derivatives	Characteristics of Securities[5]				Quantity	share %
						Same Species/ Class	Total

1 Report a Controlled Company and/or Controlling Company only in case such companies are publicly-held companies. Not applicable to the controlling shareholder, which must inform only securities issued by the Company.

2 Fill out a form for each related person, if applicable, informing their name, CPF/CNPJ and qualification.

3 Issue/series, convertible, simple, periods, guarantees, species/class etc.

4 Issue/series, convertible, simple, periods, guarantees, species/class etc.

5 Quantity times price.

5 Issue/series, convertible, simple, periods, guarantees, species/class etc.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.